Pacific Alliance Corporation
1661 Lakeview Circle
Ogden, Utah 84403

November 1, 2005

Mail Stop 3561

Ms. Linda Cvrkel
Branch Chief
Securities And Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Pacific Alliance Corporation
Form 10-KSB for the year ended December 31, 2004
Commission file #: 033-08732D

Dear Ms. Cvrkel,

We have received your letter dated September 1, 2005 regarding the above referenced Form 10-KSB and the comments thereon. Our responses to your comments are as follows:

1.
The long term portion of tax liabilities, $59,621, is other pre-bankruptcy tax owed to the California State Board of Equalization and other tax authorities. The Company is attempting to negotiate settlements on these taxes. Terms, repayment schedules and interest rates for these claims have not yet been set and are therefore considered long term and no interest is accruing. Terms and interest rate for the current portion of tax liabilities have previously been set and the Company is currently accruing interest on this portion. At this time the Company does not believe there are any additional potential penalties on either of the tax liability amounts.

2.	Prior to fiscal year 2004 the stock issued for services was treated as an adjustment to change in accrued expenses and to change in management compensation payable.

Ms. Linda Cvrkel
November 1, 2005

_________________________________

3.
The company had no stock subscriptions outstanding at December 31, 2004. The 50,000 shares referred to in the comment were issued in May 2004 while the cash for these shares was received by the company in 2003. There was not a subscription receivable booked in prior quarters. There were no subscriptions receivable as of December 31, 2004.

The agreement with PIL S.A. is as noted in Form 10-KSB for the year ended December 31, 2001, Item 1 and Notes to Financials Note 8:

“In October, 2001, the Company entered into an agreement with PIL S.A., a Switzerland Corporation, under which PIL S.A. would move to increase the company's capital and bring in new majority shareholders. Total capital to be brought to the Company was to be $500,000 by October 31, 2001, and an additional $500,000 by December 31, 2001, at a rate of $0.20 per share.”

The Agreement with PIL S.A. has been terminated.

4.
The company accrued the expense of $12,500 as of December 31, 2003 as noted. However, to extinguish this payable the company negotiated with the service providers and agreed to pay them 1,250,000 shares for their services. The company’s board authorized the issuance of these shares on January 5, 2004. The company valued the shares at the market price of the shares on this date, which was $0.08. Thus the value of the issuance: 1,250,000 shares at $0.08 per share, equals $100,000.

5.	As requested Form 8-K was filed September 21, 2005.

6.	The disclosure in Item 8A will be changed in future 10-KSB’s to read as follows:

ITEM 8A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized, and reported within the required time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding disclosure.

Ms. Linda Cvrkel
November 1, 2005

_________________________________

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, with the participation of our Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2004.

There has been no change in our internal control over financial reporting during the fourth quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Since the most recent evaluation date, there have been no significant changes in our internal control structure, policies, and procedures or in other areas that could significantly affect our internal control over financial reporting.

The Sarbanes-Oxley Act of 2002 (the “Act”) imposed many requirements regarding corporate governance and financial reporting. One requirement under section 404 of the Act, beginning with our annual report for the year ended June 30, 2007, is for management to report on the Company’s internal controls over financial reporting and for our independent registered public accountants to attest to this report.

7.	Form 10-KSB and subsequent filings will comply with the comments on the Form 10-KSB.

We believe we have responded to each of your comments. If you need additional information or have additional comments, please contact me.

Sincerely,

/s/ David Knudson
Secretary/Treasurer
Principal Financial Officer